UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
88165N204

(CUSIP Number)
Michael Hearne
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121
(858) 207-4264

Copies to:

Ryan A. Murr Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 15, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP NO. 88165N204
1. Names of Reporting Persons.
La Jolla Pharmaceutical Company
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,085,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,085,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 14.9%
14 Type of Reporting Person CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 480 Arsenal Way, Watertown, Massachusetts 02472.

Item 2.	Identity and Background

This Statement is being filed by La Jolla Pharmaceutical Company (the “Reporting Person”).

Information Regarding Each Reporting Person

La Jolla Pharmaceutical Company

The business address of La Jolla Pharmaceutical Company is:

4550 Towne Centre Court

San Diego, CA 92121

La Jolla Pharmaceutical Company is a corporation dedicated to the development and commercialization of innovative therapies that improve outcomes in patients suffering from life-threatening diseases.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Person, it has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

La Jolla Pharmaceutical Company is a California corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has expended an aggregate of approximately $2.7 million to purchase 1,085,000 shares of the Issuer’s Common Stock. Such purchases were effected through the open-market. The Reporting Person used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The Reporting Person is engaged in the pharmaceutical business. The Issuer, a biopharmaceutical company, has received multiple bids in support of an acquisition of the Issuer. On each of May 6, 2020 and May 11, 2020, the Reporting Person sent the Issuer a letter offering to purchase the Issuer at a premium to the purchase price the Issuer had accepted from another prospective purchaser. Before the Reporting Person was able to fully engage with the Issuer on the Reporting Person’s offer, the Issuer entered into an acquisition agreement with another prospective purchaser at a purchase price higher than that offered by the Reporting Person. The Reporting Person sent the Issuer another bid letter on June 19, 2020, once more offering to acquire the Issuer at a premium to the then-current purchase price. The Reporting Person has purchased shares of Common Stock of the Issuer for the purpose of advancing the acquisition proposal it delivered to the Issuer on June 19, 2020. At this time, the Reporting Person does not intend to obtain control of the Issuer through a hostile tender offer or proxy process; instead, the Reporting Person continues to offer and pursue a competing bid for the acquisition of the Issuer.

The Reporting Person may take such actions in the future with respect to its investment in the Issuer’s Common Stock as it deems advisable, including, without limitation, purchasing additional shares, selling shares, entering into hedging transactions with respect to the shares and/or otherwise changing its intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend on various factors including, without limitation, the Issuer’s response to the Reporting Person’s bids, the Issuer’s financial and strategic direction and position, the price performance of the Issuer’s Common Stock, general conditions in the Issuer’s industry, the economy and securities markets, and the availability of other investment opportunities.

Item 5.	Interest in Securities of the Issuer
(a)    Amount beneficially owned and percentage of class:
La Jolla Pharmaceutical Company            1,085,000 shares, representing 14.9% of the class
La Jolla Pharmaceutical Company is the beneficial owner of 1,085,000 shares of the Issuer’s Common Stock. La Jolla Pharmaceutical Company has sole voting and dispositive power over such shares of Common Stock.
The percentage ownership used herein is based upon 7,263,236 shares of Common Stock of the Issuer issued and outstanding as of the close of business on June 2, 2020, as set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer with the United States Securities and Exchange Commission on June 12, 2020.
(b)    Voting and disposition powers:
Sole power to vote or direct the vote:
La Jolla Pharmaceutical Company                                1,085,000 shares
Shared power to vote or direct the vote:
La Jolla Pharmaceutical Company                                0 shares
Sole power to dispose or direct the disposition:
La Jolla Pharmaceutical Company                                1,085,000 shares
Shared power to dispose or direct the disposition:
La Jolla Pharmaceutical Company                                0 shares

(c)
The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
La Jolla Pharmaceutical Company	Purchase	6/10/2020	13,129	$2.2002
La Jolla Pharmaceutical Company	Purchase	6/11/2020	86,871	$2.1836
La Jolla Pharmaceutical Company	Purchase	6/11/2020	250,000	$2.3271
La Jolla Pharmaceutical Company	Purchase	6/12/2020	10,000	$2.3387
La Jolla Pharmaceutical Company	Purchase	6/15/2020	66,445	$2.3785
La Jolla Pharmaceutical Company	Purchase	6/16/2020	83,555	$2.4864
La Jolla Pharmaceutical Company	Purchase	6/16/2020	109,841	$2.4642
La Jolla Pharmaceutical Company	Purchase	6/17/2020	100,159	$2.4951
La Jolla Pharmaceutical Company	Purchase	6/18/2020	130,302	$2.4495
La Jolla Pharmaceutical Company	Purchase	6/19/2020	234,698	$2.6161

(d)
No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
(e)
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1	Letter from La Jolla Pharmaceutical Company, dated May 6, 2020, to Tetraphase Pharmaceuticals, Inc.
2	Letter from La Jolla Pharmaceutical Company, dated May 11, 2020, to Tetraphase Pharmaceuticals, Inc.
3	Letter from La Jolla Pharmaceutical Company, dated June 19, 2020, to Tetraphase Pharmaceuticals, Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 22, 2020

LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ Michael Hearne
Michael Hearne
Chief Financial Officer